AM
12-14-04

[redacted]

04014573

CM
12/8

SECU - 04014573 .. .OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 06 2004 WASH. DC 202

SEC FILE NUMBER
8- 15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Avenue, Suite 1525
(No. and Street)

Cleveland	OH	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Rukenbrod (216) 781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence,	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8-12-15

OATH OR AFFIRMATION

I, John C. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

JAMES SKUFCA
Notary Public, State of Ohio - Lake Cty.
My Commission Expires Dec. 8, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2004
WASH., D.C. 202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For The Period From October 1, 2003 to September 30, 2004

FINANCIAL AMERICA SECURITIES, INC.
AND SUBSIDIARY
(Name of Respondent)

1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(Address of Principal Executive Office)

Mr. John C. Rukenbrod
Financial America Securities, Inc.
1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(216) 781-5060

(Name and address of person authorized to receive notices and communications for the Securities and Exchange Commission)

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2004

TABLE OF CONTENTS

PAGE

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc.
and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2004, and the related consolidated statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe and Lucas Certified Public Accountants, Inc.

October 28, 2004

INAA
GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Current Assets		
Cash	$ 87,477	
Marketable securities	97,044	
Receivable - clearing organization	182,188	
Prepaid expenses	2,890	
Deposit at clearing organization	50,000	$ 419,599
Property and Equipment		
Furniture and fixtures	35,023	
Less: Accumulated depreciation	31,384	3,639
Other Assets		
Deposits	4,659	
Note receivable - shareholder	94,030	98,689
		$ 521,927

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 12,994	
Payable - clearing	92,095	
Accrued expenses	82,867	
Accrued federal income tax	8,700	
Note payable - subordinated under 15c3-1(d)	75,000	$ 271,656
Minority Interest		100
Shareholders' Equity		
Common stock, no par value, 700 shares authorized 521 shares issued and outstanding	781	
Additional paid in capital	227,936	
Retained earnings	130,018	
	358,735	
Less: Treasury stock - 179 shares at cost	(108,564)	250,171
		$ 521,927

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 16,507	
Commissions on transactions in exchange listed equity securities executed over-the-counter	2,149,639	
All other securities commissions	434,762	
Total securities commissions		$ 2,600,908
Net gains on firm security investment accounts - including unrealized gains (losses)		47,303
Fees for account supervision, investment advisory and administrative services		128,847
Other revenue related to securities business		65,197
		2,842,255
Expenses		
Registered representatives' compensation	1,705,369	
Clerical and administrative employee expense	364,108	
Taxes and other employment costs	75,919	
Commissions and other clearance paid to all other brokers	9,331	
Clearance paid to non-brokers	269,071	
Communications	15,741	
Occupancy costs	40,841	
Regulatory fees	10,852	
Professional fees	58,674	
Insurance	8,057	
Interest	9,542	
Dues and subscriptions	15,169	
Equipment lease	5,359	
Quotation expense	135,915	
Other expenses (includes depreciation of $1,878)	53,386	
Total expenses		2,777,334
Net Income Before Provision For Income Taxes		64,921
Provision For Income Taxes		13,700
Net Income		$ 51,221

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2003	$ 781	$ 227,936	$ 78,797	$ (108,564)	$ 198,950
Net Income			51,221		51,221
Balance - September 30, 2004	$ 781	$ 227,936	$ 130,018	$ (108,564)	$ 250,171

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Balance - October 1, 2003	$ 75,000
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment of subordinated notes	-0-
Balance - September 30, 2004	$ 75,000

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows Used By Operating Activities:		
Net Income	$	51,221
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		1,878
Changes in assets and liabilities:		
Increase in deposits		(181)
Increase in receivable - clearing organization		(37,864)
Decrease in note receivable shareholder		10,987
Decrease in commissions receivable		34,618
Decrease in prepaid expenses		2,528
Decrease in receivable - employee		2,500
Decrease in deferred taxes		5,000
Decrease in accounts payable		(39,241)
Increase in payable - clearing organization		19,117
Increase in accrued federal income tax		8,700
Decrease in accrued expenses		(3,028)
Net Cash Flows Provided by Operating Activities		56,235
Cash Flows From Investing Activities:		
Net decrease in marketable securities		1,772
Capital expenditures		(2,206)
Net Cash Used by Investing Activities		(434)
Net Increase in Cash		55,801
Cash - October 1, 2003		31,676
Cash - September 30, 2004	$	87,477
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	9,542
Income taxes paid	$	-0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis.

Effective July 18, 2003, the Company formed an eighty percent subsidiary, Financial America Advisory Securities, Inc. the subsidiary will provide investment advisory services and had no significant activity for the year ended September 30, 2004.

Principles of Consolidation

At September 30, 2004, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its majority owned subsidiary, Financial America Advisory Services, Inc. All intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Marketable Securities

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance was $-0- as of September 30, 2004.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

NOTE 2 - INCOME TAXES (CONTINUED)

The provision for income taxes at September 30, 2004 is comprised of the following:

Current	$ 8,700
Deferred	5,000
	$ 13,700

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $100,000. At September 30, 2004, the Company's net capital was $200,618, which was $100,618 more than the minimum required net capital. At September 30, 2004, the Company's ratio of aggregate indebtedness to net capital was 98%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - COMMITMENTS

The Company leases office facilities under an operating lease expiring May, 2005. Minimum annual rents for the lease is as follows:

2005	$ 22,389

Rent expense was $34,803 for the year ended September 30, 2004.

NOTE 6 - SUBORDINATED BORROWINGS

Borrowing subordinated to the claim of general creditors are as follows:

Borrowings	Lender	Maturity Date	Amount	Interest
Cash	Carl E. Rogerson	9/30/2004	$ 40,000	12%
Cash	Victor Lofgren Jr.	9/30/2004	35,000	12%
			$ 75,000	

In October 2004, $35,000 was repaid against the subordinated borrowings. The interest rate was also reduced to 8%.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using declining balance methods. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 8- NOTE RECEIVABLE SHAREHOLDER

The Company has a loan outstanding to one of its shareholders in the amount of $94,030. Interest is charged based on applicable federal rates.

NOTE 9- PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2004 was $9,095.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2004

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2004

Net capital		
Total shareholders' equity from statement of financial condition	$	250,171
Liabilities subordinated to claims of general creditors		75,000
Non-allowable assets:		
Unsecured receivables		(94,030)
Deposits		(4,659)
Prepaid expenses		(2,890)
Net furniture and fixtures		(3,639)
Non marketable securities		(2,040)
		217,913
Net capital before haircuts on security positions		217,913
Haircuts on securities		14,256
Undue concentration		3,039
Net capital	$	200,618
Aggregate indebtedness	$	196,656
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	13,110
Minimum required net capital	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	100,618
Excess net capital at 1,000%	$	180,952
Percentage of aggregate indebtedness to net capital		98%

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relations to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe and Lucas Certified Public Accountants, Inc.

October 28, 2004